SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

Dade Behring Holdings, Inc.

(Name of Subject Company)

Dade Behring Holdings, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

23342J 20 6

(CUSIP Number of Class of Securities)

Lance C. Balk

Senior Vice President and General Counsel

Dade Behring Holdings, Inc.

1717 Deerfield Road

Deerfield, Illinois  60015

(847) 267-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Thomas W. Christopher, Esq.

Andrew Nagel, Esq.

William Sorabella, Esq.

Kirkland & Ellis LLP

Citigroup Center, 153 East 53rd Street

New York, New York 10022

(212) 446-4800

☒                                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto is a letter to investors.

Attached hereto is a letter from Jim Reid-Anderson, the Chief Executive Officer of Dade Behring Holdings, Inc. (“Dade Behring”), to its investors that was posted on Dade Behring’s website at www.dadebehring.com on July 25, 2007, announcing that Siemens and Dade Behring have signed a definitive agreement pursuant to which Siemens will acquire Dade Behring.

Web Site Investor Letter

Welcome to our Investor Relations Web site.

Recently, both Dade Behring , the world’s largest company dedicated solely to clinical diagnostics, and Siemens, the first and currently only full-service diagnostics company, have agreed that Siemens will acquire all of the outstanding shares of Dade Behring Holdings, Inc. for $77.00 per share in cash.  The combined business will become the largest provider of clinical diagnostics products in the world.

This transaction creates outstanding value for our shareholders, our customers and our company. The combination of Dade Behring and Siemens Medical Solutions Diagnostics will create an entity with the ability to offer clinical laboratory customers a full-range of diagnostic products, including routine chemistry, immunoassay, infectious disease, hemostasis, hematology, microbiology, urinalysis, blood gas, and molecular testing.

We anticipate the transaction will close in approximately 3 to 6 months. Further information about the transaction can be obtained in our filings with the Securities Exchange Commission, which can be found on this Web site under the heading: Financial Information, SEC Filings.

The tender offer for the outstanding common stock of Dade Behring referred to in this communication has not yet commenced.  At the time the offer is commenced, Siemens will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter Dade Behring will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer.  The tender offer statement and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer.  These materials will be sent free of charge to all stockholders of Dade Behring when available.  In addition, all of these materials will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov or from Dade Behring.